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                            November 3, 2020

       Michael Kelley
       Chief Executive Officer
       Park View OZ REIT Inc
       One Beacon Street
       32nd Floor
       Boston, MA 02108

                                                        Re: Park View OZ REIT
Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed October 7,
2020
                                                            File No. 024-11337

       Dear Mr. Kelley:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A

       General

   1. We note your disclosure regarding your extensive prior investment management and real estate investment
experience. Please provide the disclosure required by Industry Guide 5, including prior
performance disclosure, or advise. For guidance, refer to Release No. 33-
                                                        6900 (June 17, 1991)
and CF Disclosure Guidance: Topic No. 6 (July 16, 2013).
   2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your
share repurchase program, including Regulation 14E, which would apply to any tender
offer for securities issued pursuant to the Regulation A exemption. To the extent you have
questions about the tender offer rules, you may contact the Division   s
                                                        Office of Mergers and
Acquisitions.
   3. We note that you may conduct a share repurchase program during the offering period.
 Michael Kelley
FirstName
Park View LastNameMichael  Kelley
          OZ REIT Inc
Comapany 3,
November  NamePark
             2020    View OZ REIT Inc
November
Page 2    3, 2020 Page 2
FirstName LastName
         Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston
         & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of
         Trading and Markets.
4. We note your disclosure that closings of the sale of your shares will occur quarterly and
         that acceptance of subscriptions is subject to the company   s
discretion based upon the
         company   s determination of meeting the 90% asset requirement. Please describe in
         greater detail the mechanics of the closings, including how and when investors would be notified of acceptance and what rights subscribers may have after remitting payment, but prior to a closing. Also provide us your analysis as to whether your offering would constitute a delayed offering. Refer to Rule 251(d)(3)(i)(F).
5. We note that you intend to price your shares quarterly based on NAV. Please clarify when you intend to begin pricing shares at NAV and provide us, on a supplemental basis, with your template for future NAV disclosures.
Cover Page

6. We note your disclosure that: "As a result of this Regulation A offering, [your] shares will be fully tradable" and that you intend to "list [your] shares on a securities exchange as soon as is practical." Please clarify whether you currently meet the requirements for your shares to be listed on an exchange and what actions, if any, you plan to take in order to meet such requirements.
7. Please disclose the termination date of the offering. Refer to Rule 251(d)(3)(i)(F).
Exhibit 2B.1, page 24

8. We note your disclosure on pages 37 and 99 of your offering circular. Please revise
         Article XIV so that your disclosure is consistent with your disclosure in the offering circular, as it applies to claims under the Securities Act and Exchange Act. Further, please revise clause 12 of the Subscription Agreement to be consistent with your disclosure.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Michael Kelley
Park View OZ REIT Inc
November 3, 2020
Page 3

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Kelley
                                                           Division of
Corporation Finance
Comapany NamePark View OZ REIT Inc
                                                           Office of Real
Estate & Construction
November 3, 2020 Page 3
cc:       Victoria Bantz, Esq.
FirstName LastName